Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
The information presented, which includes (i) a TD Bank Financial Group meeting planner for the 2007 SMG Conference, (ii) opening remarks by Ed Clark at the 2007 SMG Conference and (iii) closing remarks by Ed Clark at the 2007 SMG Conference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A TD BANK FINANCIAL GROUP MEETING PLANNER FOR THE 2007 SMG CONFERENCE.
2007 SMG CONFERENCE — MEETING PLANNER
The purpose of this Meeting Planner is to provide you with the key messages/themes from several of the sessions held at the 2007 SMG Conference. Please feel free to share these messages with your teams.
ED CLARK — OPENING AND CLOSING REMARKS
-	This is an incredibly exciting time for TDBFG – there are very few banks around the world that look like we do. We are positioned to transform TD into the first North American bank, while becoming a model for the rest of the financial services industry. A high growth, customer focused, integrated bank that owns the brand position of North America’s most convenient bank.

-	TD’s incredible performance doesn’t happen without smart people who roll up their sleeves and work extremely hard. You are those people and you always deliver. Take a message of thanks back to your teams and tell them you know how hard they worked this year. Make sure they know how much the senior executive team appreciates all they do.

-	The future is extremely bright for TD: No other bank is sitting on the opportunity we have; no one has the strategic positioning we have; no one has the team of people we have; and no one has the strong earnings power we have.

-	It’s a rare opportunity to get the chance to create something that is truly different. If you believe in our future, then our customers and employees will too. Understand our vision and lead your people – get them engaged in what we’re trying to do. Win the hearts and minds of all of our employees.
TD BANKNORTH & COMMERCE BANK — BHARAT MASRANI, DENNIS DIFLORIO, BOB FALESE

-	We are building a true North American powerhouse centered around the customer and built on convenience. We will leverage the best that each company – TDBFG, TD Banknorth and, after the deal closes, Commerce – has to offer for the benefit of our customers, our employees and our shareholders.

-	We have laid out an integration framework that will allow us to achieve our objectives: protect and enhance the customer experience; expand the customer base; establish common leadership values; and create a common performance culture built around the customer and gaining their trust.

-	With the addition of Commerce, TD will be the 5th largest bank in North America by deposits with over US $300 billion on a combined basis, post closing; we will have over 2,000 branches from Maine to Florida and all across Canada; we will operate in 5 of the top 10 Metropolitan Statistical Areas in the U.S.

CREATING A NORTH AMERICAN BANK — MIKE PEDERSEN, TERI CURRIE, DOMINIC MERCURI, RIAZ AHMED (MODERATOR)
-	Commerce is the catalyst that will let us win in North America, albeit with a new benchmark of competitors.

-	There will be centralized functions and expertise, and shared leadership in products, all managed by the best North American talent.

-	We are building a stronger brand identity outside of Canada and a more consistent customer experience; building from ‘the customer in’ is what drives success: delivering exceptional service, consistency, longer hours, easy access, convenience and value-added and trusted relationships.

-	Integration decisions are being made in context of this new model – there will be more sharing and less duplication.
Additional Information About the Commerce Bancorp, Inc. Transaction
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING ARE OPENING REMARKS BY ED CLARK AT THE 2007 SMG CONFERENCE.
Ed Clark – 2007 SMG Conference Opening Remarks
INTRODUCTION
It’s great to see everyone.
Je suis ravi d’être ici. Il s’agit d’un événement important pour nous, année après année, et nous sommes heureux de vous compter parmi nous.
Welcome in particular to those who are at SMG for the first time – our new executives, more of the TD Banknorth team and of course our new friends from the Commerce Bank.
2007 was a spectacular year for the TD Bank. There really aren’t enough superlatives to describe 2007 at the TD Bank.
So, how am I feeling? Unbelievably optimistic. Just look around the world – there are few banks like TD.
We had no write downs reported in 2007. We protected our customers and clients from faulty asset backed paper investments. Our domestic retail operations and our Wholesale bank delivered great results and we’ve established a strong platform in the United States.
We are positioned to transform TD into the first North American bank. One that’s high growth, customer-focused, and integrated. One that owns the brand position of North America’s most convenient bank.
This year’s results are particularly satisfying because they weren’t built on short-term gains or risky strategies that happened to pay off. Instead, they represent a consistent focus on growing franchise earnings – constantly investing for the future to extend our competitive edge.
THANK YOU
I know that kind of performance doesn’t happen without smart people who roll up their sleeves and work incredibly hard. You are those people. No matter how tough an assignment we give you to do, you always deliver. As leaders, you made a huge difference in 2007.
Please take this message of thanks back to your people. Tell them I do know how hard they worked this year. I do know how much they care for the company. Make sure they know how much the senior executive team and I genuinely appreciate all they do.
STOCK PRICE
This morning I want to talk about how far TD Bank has come in the last 10 years. But let’s start with the big question that’s been on people’s minds. What the heck is going on with our stock price?
It’s been quite a ride. For you, for me, for all our employees. You’ve seen over the past few days that the market has recognized we’re running a different strategy – that we don’t have the risks so many others have.
Part of the volatility in the stock price is because of two competing influences. On one hand, we’re running the better bank. We have the premier retail franchise in Canada. Our Wholesale Bank stands out as different – a shareholder-friendly dealer built around franchise earnings.
We avoided the effects of the recent market turmoil. We made the right decisions and we were rewarded for them.

On the other hand, that’s offset by the fact we agreed to buy Commerce. We used the premium built into our stock, and a strong Canadian dollar, as a strategic advantage to do what we wanted in the United States. Even though Commerce is a terrific franchise, the markets don’t like U.S. banking today. Our stock price is feeling the effects of that.
But we’re not worried. The Commerce deal is consistent with what we’ve done in the past. We entered the U.S. first with Banknorth – an organization we could afford because of our strong domestic retail earnings. We were only able to do the Commerce deal because TD Banknorth had given us a platform already in the United States.
So our message, to the marketplace and employees, is: we make the right business decisions, we deliver to the market what we say we’re going to do, and we translate our strengths into building even better franchises.
We consistently do what’s right. We re-invest to widen our competitive advantage. We have maintained our premium. In fact, we have widened it relative to our peers.

The market recognized us as the better bank. We outperformed the Canadian banks by almost 14% and U.S. banks by almost 29%.
TD’S 5 & 10 YEAR TRANSFORMATION
So let’s step back and look at how far we’ve truly come. This is really unbelievable stuff. We’ve completely transformed TD Bank over the last 10 years.
What did we look like in 1997 as we started on this journey? It was Charlie Baillie’s first year as CEO. We were a “top 30” North American bank based on market capitalization. Pro-forma with Commerce, we would be 7th, and growing faster than the other 9 banks.
Adjusted net income in 1997 was just over $1 billion. This last quarter alone, we earned over $1 billion on an adjusted basis.
We also had a completely different earnings mix. 10 years ago, over 50% of TD’s net income came from Wholesale. Today it’s about 80% retail, 20% Wholesale. Next year assuming

Commerce has closed, it would likely be about 85% retail, 15% Wholesale.
So let’s now look at the last 5 years. We had a 23% annual shareholder return, driven by 21% annual per share earnings growth on an adjusted basis. Our dividends grew on average 14%, with room to increase.
Our incredible Canadian Retail operations more than doubled their earnings – from $1.2 to $2.7 billion. That was driven by steady growth of almost 16% per year in TDCT and Wealth growing on average 26% per year. Combined, that allowed us to take market share in both profits and revenues from the other Canadian banks.
In 2002, our profit market share was 21%. 5 years later it’s 25%.
And what a transformation of the Wholesale Bank. We exited the areas where we didn’t like the risk/return trade-off. We focused on building our franchise and trading businesses where we believe we have a sustainable, competitive advantage. We backed them with our capital. We backed them with our commitment.

The result? Great earnings. Great returns on equity. A top 3 dealer in Canada and one that produced higher quality earnings. One with no write-downs reported this year. One that uniquely distinguished itself in the marketplace, focused on building shareholder value.
Turning to the United States – retail U.S. earnings were just under $45 million in TD Waterhouse in 2002. In 2007, we earned $620 million in the U.S. In 2008, we’re projecting those earnings to be about $1 billion – pro-forma assuming Commerce closes. And in 2009, they should be about $1.5 billion – again pro-forma assuming Commerce closes.
2007 was clearly a year of milestones. TD Canada Trust reached 20 straight quarters – 5 years – of double digit earnings growth. We opened 38 branches topping off a 5 year run where we opened almost as many branches as all the other Canadian banks combined. J.D. Power and Synovate validated what we all know – we are #1 in customer service.
TD Insurance reached the $1 billion mark in revenue. And small business just keeps taking loan market share. At the time of the TDCT merger, our loan market share was about 14%. It’s about

18% today. That’s an incredible achievement. As is the fact that we’re the fastest growing Commercial bank among our Canadian competitors in terms of revenue and volumes.
Canadian Wealth Management also reached a huge milestone this year – half a billion dollars in earnings.
Our “one wealth” strategy is all about delivering the right advice, at the right time, through the right channel to meet our clients’ needs.
We run the best investor screening process to protect our clients. That’s critical to exploiting our advantage of being the integrated bank. It’s that ability to leverage the strength of one business to help the other. And in this case it’s an incredible story of two-way leveraging. 133,000 referrals from retail to Wealth and an equally impressive 35,000 from Wealth back to retail.
2007 was also great for the Wholesale Bank. They stuck to their business strategy, and solidified their top 3 position in Canada.
Deals like Fortis, BCE and TransCanada gave us recognition on the street. TD Securities delivered strong trading results and produced record earnings. And they made us look great in this year of market turmoil.
We’ve built a dealer where people get that they can do well personally and deliver consistent results to the shareholder, without putting the bank at risk.
We also had great security gains. We have realized over $1 billion in gains over the past 5 years. And we still have over $1.2 billion in unrealized gains. A fantastic performance.
Our U.S. businesses also delivered. We privatized and repositioned TD Banknorth. They showed they can grow profits even in tough markets. The people at TD Banknorth have gone through massive amounts of change. Every single time they rose to the challenge. It showed in their results.
At last year’s SMG, we said 2007 would be critical for TD Ameritrade. They absolutely delivered on the promises they made to the market. TD Waterhouse USA clients were successfully transitioned to the TD Ameritrade platform – and they produced their fifth straight year of record earnings.
At last year’s meeting I also talked about the external pressures on our corporate areas. Those pressures didn’t let up in 2007.

We became SOX-qualified for the first time last year and we carried that well into this year. We’re confident that OSFI will qualify us for Basel 2.
Our systems were secure and available – the best they’ve been in the last 5 years. You only have to look at our ads to know we have a huge competitive advantage in our marketing. And no one has a better media brand than us.
Our corporate team helps us manage reputational issues. We’ve made the right decisions on those issues. We know that our job is to look after our customers and our employees.
We’re working hard to make TD a great place to work. We were the only financial institution in Canadian Business’s list of the best workplaces in Canada.
We have a very clear brand at TD. And when I say “brand” I’m not talking about logos, colours, or taglines. That’s not what a brand represents. Brand is about how you fundamentally want to operate and the promise you make to shareholders, employees and customers.

We have a very clear Investor Relations brand. It’s about transparency – not surprising the analysts or investment community. We say: invest with us and you know exactly what you’re getting. That’s what was so powerful in the last two quarters. We were tested and we lived up to our brand.
Our employment brand is also clear. It’s about giving our employees opportunity – the ability to grow and develop in their career.
It’s about creating the kind of workplace we’d all want to be part of. A respectful and inclusive environment where people have the opportunity to fulfill their potential – no matter who they are or what they look like.
And we have a clear brand for our customers and clients for the experience we promise to deliver to them. It’s about understanding their needs, finding the right solutions, and owning their problems. We show them we care about their issues.
What builds that strong brand? One thing – leadership. People who buy in to where we want to go, how we’re going to get there and the values that will guide our decisions. That’s what this conference is all about. You’re the leaders of this company. We want to make sure you leave here today knowing where we’re trying to go and how we’re going to get there. That’s how we’ll be the better bank, with a great brand for our customers, employees and shareholders.
Thank you.
Additional Information About the Commerce Bancorp, Inc. Transaction
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING ARE CLOSING REMARKS BY ED CLARK AT THE 2007 SMG CONFERENCE.
Ed Clark – 2007 SMG Conference Closing Remarks
HITTING YOUR CONCERNS HEAD ON
How can you not feel good about TD after what we’ve heard today. It’s been great.
So what’s my view of where we’re headed? I suspect you have 2 questions on your mind:
•	Why are we so focused on managing expenses?

•	Will we really be successful with Commerce and build a truly North American bank?
EXPENSES
Let’s start with expenses and our economic view for next year. When the Senior Executive team sat down to do the 2008 plan, we struggled with competing views on how the year would pan out.
On one hand, the U.S. economy is clearly slowing because of the U.S. subprime crisis. If it slows, then the Canadian economy will slow as well. Plus in Canada we’re coping with the strong Canadian dollar.

On the other hand, we can’t actually see these tough conditions showing up in our numbers today. Our results remain strong. There’s still strong employment growth.
With that in mind, we then looked at our expense numbers. The reality is that our expense numbers include lots of franchise-building decisions we made in 2007. And they were the right decisions. I want to stress that. We should have done a double merit increase for our people, we should be continuing to invest in branches, we should be pushing our advantage by extending branch hours, we should continue to invest in Wealth Management channels, and we were right to cut our discount brokerage prices to have an excellent value proposition to offer our clients. Those were all the right decisions.
Most of those examples were domestic retail ones. Other parts of the company like Wholesale, TD Banknorth and TD Ameritrade are planning for minimal expense growth next year.
But there are expense challenges for them as well. Wholesale is vulnerable to slowdowns in the market. TD Banknorth needs to make the expense targets that underly the business plan around the Commerce acquisition. And TD Ameritrade operates in an environment where revenues can be highly sensitive to market conditions.
This means we’re heading into 2008 with high embedded expense growth and some revenue pressures. So what should we do?
The management team came to two conclusions. First, when we looked at our plan, many of our expenditures were too front-end loaded. Second, we’re vulnerable that the risk in the economy is more to the downside than the upside. That said to us: don’t front-end your expense plan. Give yourselves some breathing room in the first half of the year. Don’t do those “nice to do’s” right up front.
On the other hand, don’t stop doing the things that build a great franchise. We have to keep investing for the future. And don’t tell me you have to choose between managing expenses or growing the franchise and “wowing” customers.
That’s not what a leader does. It would be easy to be a leader if you said “I don’t have to worry about expenses. All I have to worry about is building the franchise.” What distinguishes leaders is the ability to know how to actually build the franchise and manage expenses to meet short term financial targets. No one is being asked to carry the burden of an expense target for any other business. Your expense targets are set based on the competitive landscape in your specific marketplace.
So my ask is really the same as last year. Be tough on expenses other than those that build the franchise.
COMMERCE & BEING A NORTH AMERICAN BANK
Your second question is Commerce. Can we pull it off? Clearly the market is asking the same question. The market is saying we can’t bring the cultures together. It believes we’re putting so much energy into U.S. expansion when the U.S. looks like a pretty tough place to go. U.S. bank stocks are down close to 20% since we announced the Commerce deal. That tells you people are negative on U.S. banking. And here’s TD, heading off into that marketplace.
But we know we made the right decision. We know we can do it. We brought TD and Canada Trust together. We brought Newcrest into TD Securities. TD Waterhouse USA was merged into TD

Ameritrade. We acquired Meloche – and built it into a Canadian powerhouse. Our track record is rock solid. Having done all these, I know that you have to be transparent. You have to put your differences on the table. You have to clearly articulate to people what the end game is. Share your vision with them.
For us, the end game is simple. We’re going to be the most convenient bank in North America. What that means in Maine in terms of actual hours, may not be exactly the same as it is in Manhattan. But it will be the same in every marketing region.
More importantly, we want to be in the top 3 market position wherever we operate. TD Ameritrade is top 3, TD Banknorth and Commerce aspire to be top 3 in their markets, TD Securities is a top 3 dealer in Canada, TD Canada Trust and Wealth Management are clearly top 3 in their markets.
And we’re going to be more than that. We’re going to understand where we have a sustainable competitive advantage. That means many things. It means we have to be a bank that delivers the best customer service. Winning J.D. Power in Canada, J.D. Power in the Northeastern U.S. or J.D. Power in New Jersey, just as we and Commerce do today. We want to be seen as the #1 bank for customers wherever we operate.
We also have to be a bank that’s integrated so we leverage the power of all our franchises. We have to connect TD Securities to TD Banknorth and Commerce, assuming the deal closes.
We have to be the most dynamic bank. Growing and investing for the future – building new branches, hiring more customer facing employees, having strong marketing, and growing our revenue faster than our competitors without going out the risk curve.
All of this is about being a North American bank. But what does that mean in practical terms? “North American” does not mean centralize. It does not mean always in Toronto. It does not mean we don’t care about local market sensitivities. Quite the opposite.
If you want to be a true North American leader and you want to run something like credit cards on a North American basis, then that means you have to totally understand the North American credit card market. You have to know how it runs in Canada just as well as how it runs in the U.S.

Equally, if you’re not a North American product area that doesn’t mean that you operate in a silo. We have TD Ameritrade as a discount brokerage in the U.S. and TD Waterhouse as a discount brokerage in Canada – obviously both groups have to know how to leverage each other. You have an obligation in an integrated model to figure out how to best leverage the power of the entire franchise. And don’t worry about the split in revenue and profits. Leaders don’t worry about those things.
DOMESTIC FRANCHISE HAS TO KEEP DELIVERING
While it’s obviously exciting to have this U.S. platform, let’s not lose sight of the fact that close to 80% of our earnings next year are going to come from our Canadian operations. 63% from domestic retail alone. There’s still pressure on you to continue the kind of performance you’ve delivered over the last 5 years.
The analysts are saying we clearly have the premier retail franchise in Canada. That means we have to continue to outperform while still investing in the future. We have to keep taking profit market share from our competitors every single year.
As you heard from Bernie Dorval, there’s also huge potential for us with insurance. Just as 5 years ago we transformed Wealth

Management into a top tier player in Canada and established TD as a strong Wealth brand. Over the next 5 years we’re going to do the same with insurance.
Our insurance brand will convey the message that we, the TD, take care of the accidents of life. It will be a change at TD and something every part of the bank will need to “get” so that we’re leveraging every channel and opportunity we can. In the end, we’ll clearly be a Canadian leader in providing insurance solutions to our customers.
For TD Securities, the challenge is finding a way to be the best dealer on the street. I met with the TD Securities team recently and my message was simple: Your job is not just to be a top 3 dealer in Canada. Your job is to fight to be #1 in Canada.
We must all step up to ensure TD is a great place to work. We must be seen as an employer of choice in Canada and the U.S. We want to be named by Hewitt as one of Canada’s top employers in 2008. We’re not doing this to win awards. We’re doing it because it’s validation of what we’re working hard at each and every day – being the better bank.

LEADERSHIP
Everything we’ve talked about today comes down to one thing – leadership. Great strategies, great products, great systems – none of these will transform TD. People will. Leaders will. You’re a leader in a $422 billion global company. Leadership has never been more important than it is now.
We’re in a North American dog fight. We can’t be in that fight without having top quality people. People who buy into our Guiding Principles and Leadership Profile – who embrace the leadership values of this company as their own.
Your leadership will be tested. We’re going to continue to raise the bar in terms of performance because that’s what our competitors are doing.
That means we have to do a better job of developing our people. We need to have the talent to carry TD Bank, not just today, but in the future. If you want to be an executive at TD or move into more senior roles you have to be able to develop the next generation of leaders.

You have to make TD a great place to work. That’s what attracts top people and makes them stay. It’s about giving people opportunity. Giving them flexibility in when and how they get their work done.
DIVERSITY
Being a leader at TD is also about creating an inclusive environment. It’s about leading people so that everyone feels they have opportunity in this organization to fulfill their potential, whether they’re women, visible minorities, gays, lesbians, persons with disabilities, aboriginal peoples, or white males.
Diversity is not a hit and run agenda. It’s fundamental to how we want to do business today and in the future. We’re running a performance culture. One that’s supportive of our people no matter who you are or what you look like.
This is a package deal. It’s not about deciding you’re OK working with someone who is a visible minority, but not a woman or someone who is gay. The TD Bank is an inclusive place.
I’m passionate about this. Not only because it’s the right thing to do but also because it’s critical if we want to be a leading North American bank.

We have to be an employer of choice. That means tapping into all the talent pools available to us.
Bill Hatanaka has talked about our great diversity progress. This morning you heard Frank announce a collaboration with the Canadian Armed Forces to have former military personnel pursue a career at TD. Bill talked about expanding our diversity mandate to include Aboriginal Peoples. This sends the message that our commitment to diversity is strong. It’s part of what makes us the different kind of bank.
WRAP UP
Let me stop there and give you some final thoughts. John talked this morning about my performance review. So let me share my accountabilities and objectives for 2008.
There are 5 of them that I took to the Board:
My #1 priority is executing on our U.S. strategy. Once the deal is closed we need to get the Commerce integration done. And done right.

My second priority is to create a vision of what it means to be a winning North American financial services company.
Third, I’m engaged on the people front. Ensuring we have the talent to win in North America. Building TD as a great, inclusive place to work. And being seen as an employer of choice.
My fourth priority is to manage the delicate balance between slowing expenses while still investing in growth opportunities for the future.
And finally, my fifth priority it to build TD’s investor base outside Canada. Selling TDBFG as the leading customer-focused, higher growth, lower risk North American company.
This year the Board said to me: So Ed, you did the Banknorth deal. You announced the Commerce deal. Are you done? Of course the answer is: Absolutely not. If you think we achieved great things in the last five years, fasten your seatbelt. The next five years will be even better.
I hope you’re walking away today feeling very proud. When I think about TD Bank today and what it represents it’s unbelievable how far we’ve come compared to just 5 years ago.
You deserve the credit for that. Your people deserve the credit. Make sure you go back and tell our employees just how great we think they are.
You’ve heard a lot today about our vision for the future. Customers and employees will take their cue from the people in this room. If you believe in our future, then they will too. Take that vision away and lead your people – get them engaged in what we’re trying to do. Win the hearts and minds of all of our employees.
So what’s the message I want you to deliver?
No other bank is sitting on the opportunity we have.
No one else has the strategic positioning we have.
No one has the team of people we have.
No one has the strong earnings power we have.
It’s a rare opportunity to get the chance to create something that is truly different.
When we win – and we will win – we’ll be a model for the North American financial services industry. A high growth, customer focused, integrated bank that owns the brand position of North America’s most convenient bank.
Thank you.
So let’s turn up the lights so I can see you. Runners with microphones are ready. What tough questions do you have for me or any other members of the Senior Executive team?
Additional Information About the Commerce Bancorp, Inc. Transaction
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.